10027497

TES
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3B 3/1

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67776

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LARA, SHULL & MAY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7600 LEESBURG PIKE, SUITE 120 EAST
(No. and Street)

FALLS CHURCH (City) VA (State) 22043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT WALTERMAN (703) 827-2300
(Area Code – Telephone Number)

SEC Mail Processing Section
FEB 26 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17 (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BP 3/4

OATH OR AFFIRMATION

I, ROBERT WALTERMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LARA, SHULL & MAY, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Notary Public #7202850

My Commission Expires November 30, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARA, SHULL & MAY, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009

BRACE & ASSOCIATES, PLLC
Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditor's Report

To the Members of
Lara, Shull & May, LLC
Falls Church, VA

I have audited the accompanying statement of financial condition of Lara, Shull & May, LLC (the Company) as of December 31, 2009 and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lara, Shull & May, LLC as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 22, 2010

LARA, SHULL & MAY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 1,141,153
Receivable from broker-dealers and clearing organizations	39,648
Deposit with clearing organization	25,000
Receivable from non-customers	933,317
Furniture and equipment, at cost less, accumulated depreciation of $51,570	156,041
Security deposits	17,128
Customer list, management contract and trade names, net of accumulated amortization of $1,104,584	4,463,044
Prepaid expenses and other assets	82,381
Total Assets	$ 6,857,712

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 26,457
Commissions payable	101,036
Deferred revenue	46,542
Due to employee	26,538
Capital lease obligation	14,319
Deferred rent	88,454
Total Liabilities	303,346
Members' Equity	
Members' equity	6,554,366
Total Members' Equity	6,554,366
Total Members' Equity and Liabilities	$ 6,857,712

The accompanying notes are an integral part of these financial statements.

LARA, SHULL & MAY, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commissions	$ 1,610,101
Fee income	1,919,927
Interest and dividends	2,509
Other income	50,706
	3,583,243
Expenses:	
Employee compensation and benefits	580,171
Commissions and clearance fees	1,040,230
Management fees	78,576
Occupancy	172,154
Other expenses	1,236,601
	3,107,732
Net Income	$ 475,511

The accompanying notes are an integral part of these financial statements.

LARA, SHULL & MAY, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Members' Equity	Total
Balance at January 1, 2009	$ 6,079,119	$ 6,079,119
Prior period adjustment	(264)	(264)
Net Income	475,511	475,511
Balance at December 31, 2009	$ 6,554,366	$ 6,554,366

The accompanying notes are an integral part of these financial statements.

LARA, SHULL & MAY, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net income		$ 475,511
Adjustments to reconcile net income		
to net cash provided by operating activities		
Depreciation	$ 25,016	
Amortization	550,209	
Prior period adjustment	(264)	
(Increase) decrease in operating assets:		
Decrease in receivable from broker-dealers	339,891	
Increase in prepaid expenses and other assets	(50,464)	
Decrease in receivable from noncustomers	415,536	
Increase in security deposits	(6,400)	
Increase (decrease) in operating liabilites:		
Increase in accounts payable	25,523	
Decrease in commissions payable	(6,593)	
Decrease in due to member	(33,000)	
Increase in deferred revenue	46,542	
Increase in due to employee	26,538	
Decrease in deferred rent	(8,832)	
Total adjustments		1,323,702
Net cash provided by operating activities		1,799,213
Cash flows from investing activities		
Purchase of new customer lists	(895,986)	
Purchase of furniture, equipment and leasehold improvements	(42,740)	
Net cash used by investing activities		(938,726)
Cash flows from financing activities		
Capital lease payments		(2,975)
Net cash used by financing activities		(2,975)
Net increase in cash		857,512
Cash at beginning of the period		283,641
Cash at end of the period		$ 1,141,153

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the period for:	
Interest payments	$ 1,784
Income tax payments	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

LARA, SHULL & MAY, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company's predecessor was incorporated on March 17, 1981 in the Commonwealth of Virginia. On October 1, 2007 the Company's assets were purchased by Focus Financial Partners, LLC and the Company was reorganized as a limited liability company, Lara, Shull & May, LLC. The Company provides a securities brokerage service to its clients, but does not clear its own transactions or hold customer funds or securities. Related commission revenue and expenses are recorded on a settlement date basis. The Company also provides investment and financial planning services and insurance and annuity products. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of Federal Deposit Insurance Corporation (FDIC) insurance limit.

Fixed Assets
Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years. Leasehold improvements are amortized over the term of the lease. For the year ended December 31, 2009, depreciation expense was $25,016.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Bad Debts
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Investment Advisory Fees
Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis over the term of the service period.

Clearing Agreements – All company customer transactions are cleared on a fully disclosed basis through independent broker/dealers. The clients pay these broker/dealers various charges and fees for the clearing services provided. All customers' related balances are carried on the books of the clearing agents.

Advertising and Marketing – The Company's policy is to expense advertising and marketing costs as incurred. Advertising and marketing expense for the year ended December 31, 2009 was $127,067.

Subsequent Events

Effective June 30, 2009, the Company adopted newly effective accounting guidance relating to accounting for and disclosure of subsequent events, which are events that occur after the statement of financial condition date but before the financial statements are issued or are available to be issued. This guidance requires the disclosure of the date through which an entity has evaluated subsequent events. The Company has evaluated subsequent events through February 24, 2010, the date that the accompanying financial statements were available to be issued. The adoption of this newly effective accounting guidance did not have a material effect on the accompanying financial statements.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $791,756 at December 31, 2009, which exceeded required net capital of $20,223 by $771,533. The ratio of aggregate indebtedness to net capital at December 31, 2009 was 38.3%.

NOTE 3- TAXES ON INCOME

The Company operating as an LLC has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

NOTE 4- COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease for office space. Approximate future minimum lease payments of all non-cancelable operating leases for the next five years are as follows:

2010	$ 214,775
2011	221,227
2012	227,857
2013	234,686
2014	106,599
	$1,005,144

NOTE 4 – COMMITMENTS AND CONTINGENCIES (Continued)

Rent expense for the office space for the year ended December 31, 2009 was $170,475.

The Company received a claim from two former customers in regards to their investment in Triton Real Estate Partners. The customers are claiming material misrepresentation and seeking at least $200,000. The Company has not recorded a provision for this matter as management intends to vigorously defend these allegations and believes the payment of this claim is not probable. The Company believes, however, that any liability that it may incur would not have a material adverse effect on its financial condition or its results of operations.

The Company is also involved in an arbitration case in which a former customer is alleging securities fraud, breach of fiduciary duty, common law fraud and negligent misrepresentation. The Company denies any liability and intends to vigorously defend its position. The ultimate outcome of this case cannot presently be determined. However, in management's opinion, the likelihood of a material adverse outcome is remote. Accordingly, adjustments, if any, which might result from the resolution of this matter, have not been reflected in the financial statements.

In December 2009, the Company purchased a customer list which provides for earn-out payments in the event that certain gross commissions are earned. If the targets were achieved, the Company would owe an additional $583,334.

NOTE 5- RETIREMENT PLAN

The Company offers a 401(k) retirement plan for the benefit of all employees. The Company does not match any employee contributions. Employee contributions to the plan were $16,818 for the year ended December 31, 2009.

NOTE 6- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009 consists of the following:

Furniture and Equipment	$ 81,142
Leasehold Improvements	126,469
	207,611
Less Accumulated Depreciation and Amortization	51,570
	$156,041

NOTE 8 - INTANGIBLE ASSETS

Intangible assets consist of the following:

	Gross Carrying Amount	Accumulated Amortization
Customer List	$4,595,986	$939,209
Management Contract	1,200,000	135,000
Trade Names	270,000	30,375
Negative Goodwill	(498,358)	0
Total Intangible Assets	$5,567,628	$1,104,584

During the year the Company purchased customer lists for total consideration, including transaction costs of $895,986.

The Company's intangible assets, except goodwill, will be amortized over the estimated useful life of each asset, ranging from 5 to 20 years. Negative goodwill will be reviewed by management annually to determine if re-evaluation should be considered.

Amortization expense for the year ending December 31, 2009 was $550,209. Estimated amortization expense at December 31, 2009 for the each of the five succeeding years is as follows:

Year Ending December 31,	
2010	$620,049
2011	620,049
2012	620,049
2013	620,049
2014	620,049

NOTE 9- RELATED PARTY TRANSACTIONS

The Company's member Focus Financial Partners, LLC charges the Company for various overhead expenses paid by the member on its behalf. The total of overhead expenses paid to the member during the year ending December 31, 2009 was $24,000. As of December 31, 2009 $544,166 was owed to the Company from the member and $221,424 was owed to the Company from its management and both amounts are included in the receivables from noncustomers.

NOTE 10 – CAPITAL LEASE

The Company leases a copier under a capital lease. The economic substance is that the Company is financing the acquisition of the asset through the lease, and, accordingly, it is recorded in the Company's assets and liabilities.

The following is an analysis of the leased assets included in Property and Equipment:

	2009
Equipment	$17,294
Less accumulated depreciation	(3,459)
	$13,835

The lease agreement contains a bargain purchase option at the end of the lease term.

The following is a schedule by years of future minimum payments required under the lease together with their present value as of December 31, 2009:

Year Ending December 31:	
2010	$4,276
2011	4,276
2012	4,276
2013	4,276
Total minimum lease payments	$17,104
Less amount representing interest	2,785
Present value of minimum lease payments	$14, 319

Amortization of assets held under capital leases is included with depreciation expense.

LARA, SHULL & MAY, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2009

LARA, SHULL & MAY, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2009

Total ownership equity from statement of financial condition	$	6,554,366
Total nonallowable assets from statement of financial condition		(5,694,756)
Less: Excess fidelity bond deductible	$	(45,000)
Net capital before haircuts on securities positions		814,610
Haircuts on securities		(22,854)
Net capital	$	791,756
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	303,346
Total aggregate indebtedness	$	303,346
Percentage of aggregate indebtedness to net capital		38.3%
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)	$	20,223
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	20,223
Excess net capital	$	771,533

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

LARA, SHULL & MAY, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2009

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

LARA, SHULL & MAY, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2009

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

LARA, SHULL & MAY, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2009

Lara, Shull & May, LLC, is exempt from the reserve requirements of Rule 15c3-3 (k) (2) (ii) as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC Sec. 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditor's Report on Internal
Control Structure Required by SEC Rule 17a-5

Members
Lara, Shull & May, LLC

In planning and performing my audit of the financial statements and supplemental schedules of Lara, Shull & May, LLC, (the Company), for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 22, 2010

LARA, SHULL & MAY, LLC

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2009

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

To the Member of Lara, Shull & May, LLC

Falls Church, VA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Lara, Shull & May, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Lara, Shull & May, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Lara, Shull & May, LLC's management is responsible for the Lara, Shull & May, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

February 22, 2010

LARA, SHULL & MAY, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2009

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		**$ 4,654**
Less Payments Made:		
Date Paid	**Amount**	
12-31-08	**$ 150**	
10-22-09	**1,482**	
		(1,632)
Interest on late payment(s)		**0**
Total Assessment Balance or Overpayment		**$3,022**
Payment made with Form SIPC 7T		**$3,022**

See Accountant's Report

LARA, SHULL & MAY, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2009

Total revenue		**$2,851,765**
Additions:		
Interest and dividend expense (to extent of income deducted)		**1,772**
Total additions		**$ 1,772**
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products		**783,078**
Revenues from commodity transactions		**2,010**
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		**0**
Net gain from securities in investment accounts		**15,248**
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date		**170,202**
Direct expenses of printing and advertising and legal fees in connection with other revenue related to the securities business		**4,470**
Total interest and dividend expense	**$1,772**	
40% of interest earned on customer securities accounts	**17,067**	
Greater of lines above		**17,067**
Total deductions		**$ 992,075**
SIPC NET OPERATING REVENUES		**$1,861,462**
GENERAL ASSESSMENT @ .0025 (minimum $150)		**$ 4,654**

See Accountant's Report